Exhibit 99.1

MATERIAL FACT

JBS ENTERS THE EGG SECTOR

JBS S.A. (“JBS” or “Company”) - B3: JBSS3; OTCQX: JBSAY) hereby informs its shareholders and the market, pursuant to Article 157, paragraph 4, of Law No. 6. 404, December 15th, 1976, as amended, and the provisions of the Brazilian Securities and Exchange Commission (“CVM”) regulations, CVM Resolution No. 44/21, August 23rd, 2021, as amended, that it has entered into an Investment Agreement and Other Covenants (“Agreement”) with Mantiqueira Alimentos Ltda. (“Mantiqueira”) to, based on the terms, conditions and obligations set forth in the Agreement, make an investment in Mantiqueira by subscribing shares representing 48.5% of the total capital stock and 50% of the voting shares of Mantiqueira. The value of the investment will be established according to the rules common to this type of business, based on an Enterprise Value for 100% of Mantiqueira of R$1.9 billion. With the completion of the investment, JBS will share control of Mantiqueira with the founding member of Mantiqueira, Mr. Leandro Pinto.

Mantiqueira currently has more than 3 thousand employees, a static capacity of 17.5 million laying and rearing birds, 4 billion table eggs produced per year and a focus on free-range egg production since 2020. It has units in 6 Brazilian states and a presence in markets in 16 Brazilian states with exports to South America, Asia, Africa and the Middle East. In addition to Mantiqueira being the top-of-mind brand in the category, Happy Eggs is the fastest-growing brand, focusing on free-range chickens, and Fazenda da Toca leads the organic eggs segment.

This agreement will allow JBS to enter the egg sector and reinforce its global platform diversified by geography and protein, which has allowed the Company to continue growing with solid results. Currently, JBS already operates in beef, chicken, pork, aquaculture (salmon) and alternative proteins (plant-based and cultivated).

The transaction is subject to customary conditions, including, among other things, the receipt of applicable regulatory approvals. JBS will keep the market informed of any new developments.

São Paulo, January 27, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer